FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/ME No. 47.508.411/0001-56

MINUTES OF THE GENERAL MEETING OF DEBENTURE HOLDERS OF THE SIXTEENTH (16th) ISSUE OF ORDINARY DEBENTURES, NOT CONVERTIBLE INTO SHARES, UNSECURED, IN TWO SERIES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED EFFORTS OF THE COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, HELD ON NOVEMBER 19, 2020

1.           Date, Time and Place: Held on November 19, 2020, at 11:00 a.m., exclusively digital and remote via online videoconferencing, through the Cisco WebEx Events platform, a system that allows the identification of the members in attendance and their respective votes, pursuant to the provisions of Normative Instruction No. 81, of June 10, 2020, from the Ministry of Economy/Special Secretariat for Debureaucratization, Management and Digital Government/Digital Government Secretariat/National Department of Business Registration and Integration (“IN 81”) and in the Securities and Exchange Commission (“CVM”) Instruction No. 625 of May 14, 2020 (“ICVM 625”), and the link to access the meeting was sent to the Debenture holders, coordinated by Companhia Brasileira de Distribuição, located in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, No. 3.142, Jardim Paulista, CEP 01402-000 (“Company or Issuer”).

2.           Call: The call was made through the First Notice of Meeting, published on November 04, 05 and 06, 2020 in the “State Gazette of São Paulo”, respectively, on pages 27, 20 and 19 and in the newspaper “Folha de São Paulo”, respectively, on pages A-18, A-19 and A-19, and made available on the Company’s website (http://www.gpari.com.br), pursuant to clause 7.2.1 of the Indenture (as defined below) and article 124 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”).

3.           Attendance: The debenture holders of ninety-six point sixty-four percent (96.64%) of the outstanding Debentures of the Sixteenth (16th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in Two Series, for Public Distribution with Restricted Efforts of the Company (“Debenture Holders”, “Debentures” and “Issue”, respectively) were in attendance, whose “Indenture of the Sixteenth (16th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in Two Series, for Public Distribution with Restricted Efforts of Companhia Brasileira de Distribuição”, was entered into on August 23, 2018, between the Company and Pentágono S.A. Distribuidora de Titulos e Valores Mobiliários, as Trustee of the Issue (“Trustee”), according to the attendance record by sending an absentee ballot and by the remote electronic voting systems, under the ICVM 625, (according to the attendance list comprising Annex I). The Trustee’s representatives and the Company’s legal representatives were also in attendance.

4.           Board: The Trustee’s representative proposed to those in attendance the election of the Chairman and the Secretary of the General Meeting of Debenture Holders to, among other things, draw up these minutes, and elect Mr. Frederico Augusto Alonso as Chairman, and Mr. Marcelo Acerbi de Almeida as Secretary.

5.           Agenda: Examine, discuss and resolve on the following items on the Agenda:

(i)          Prior approval on the non-configuration of the Debentures early maturity hypothesis, under clause 4.12.1, item “(xi)” of the “Indenture of the Sixteenth (16th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in Two Series, for Public Distribution with Restricted Efforts of Companhia Brasileira de Distribuição” (“Indenture”) due to the partial spin-off of the Company and its wholly-owned subsidiary Sendas Distribuidora S.A. (“Sendas”), as described in the Company’s relevant fact published on September 9, 2020 (“Operation”);

(ii)         approve the increase in the Debentures rates of compensation, provided in Clauses 4.10.1, 4.10.1.5, 4.10.2 and 4.10.2.5 of the Indenture, in accordance with the wording proposed for the amendment to the Indenture, in effect from the third business day after the respective Debenture Holders’ decision until the Debentures Maturity Date, according to the wording proposed for the amendment to the Indenture, to be made available to the debenture holders on the Company’s website and which, if approved, will be incorporated in the amendment to the Indenture;

(iii)       authorize the Debentures Compensation payment on the third business day after the respective Debenture Holders’ resolution, thus, amending Clauses 4.10.1.2 and 4.10.2.2 of the Indenture;

(iv)       approve: (a) amendment of item “(xi)” of Clause 4.12.1 of the Indenture to provide for the authorization granted by the Debenture Holders regarding the Transaction; (b) amendment of item “(xv)” of Clause 4.12.1 of the Indenture to highlight that the Transaction falls within the transfer hypotheses permitted therein; and (c) amendment of item “(xvii)” of Clause 4.12.1 of the Indenture to maintain the early maturity hypothesis in case of dividends distribution and/or payment of interest on the stockholders’ equity assigned as dividends, according to the wording proposed for the amendment to the Indenture to be made available to debenture holders on the

Company’s website and which, if approved, will be incorporated in the amendment to the Indenture;

(v)         authorize the Company, together with the Trustee, to execute all applicable documents, as from the date of the General Meeting of Debenture Holders, to reflect the content of the resolutions passed in the Agenda.

6.           Draw up of the Minutes: Authorized the drawing up of the minutes of the General Meeting of Debenture Holders in summary form.

7.           Holding of the Meeting: The meeting was held after the Secretary verified the quorum and call requirements, as well as the proxy of the Debenture Holder’s representatives in attendance, and after the Chairman started the Meeting, the Agenda was read.

8.           Resolutions: The meeting was validly held and after discussion of the matter, the Debenture Holders representing ninety-six-point sixty-four percent (96.64%) of the Debentures issued and outstanding, fully approved, without reservations or any restrictions:

(i)          Holders representing ninety-six point sixty-four percent (96.64%) of the outstanding Debentures, equivalent to one million, one hundred and fifty-nine thousand, six hundred twenty nine (1,159,629) Debentures, without registration of dissenting votes or abstentions, for the prior authorization on the non-configuration of the Debentures early maturity hypothesis, pursuant to clause 4.12.1 item “(xi)” of the Indenture, due to the partial spin-off of the Company and its wholly-owned subsidiary Sendas, as described in the Company’s relevant fact published on September 9, 2020;

(ii)         Holders representing ninety-six point sixty-four percent (96.64%) of the outstanding Debentures, equivalent to one million, one hundred and fifty-nine thousand, six hundred and twenty nine (1,159,629) of the outstanding Debentures, without registration of dissenting votes or abstentions, approved the increase in the Debentures rates of compensation, provided in Clauses 4.10.1, 4.10.1.5., 4.10.2 and 4.10.2.5 of the Indenture, in effect from the third business day after the respective Debenture Holders’ resolution until the Debentures Maturity Date. Thus, the amended Clauses will come into force with the following wording:

“4.10.1 The Unit Par Value or the Unit Par Value balance, as the case may be, of the First Series Debentures will not be subject to adjustment for inflation. From the Date of First Subscription and Payment until November 23, 2020

(inclusive) the First Series Debentures will receive a compensation corresponding to one hundred and six percent (106%) of the average daily rates accumulated variation of the DI - Interbank Deposits of a day, “over extra group”, base two hundred and fifty-two (252) Business Days, calculated and published daily by B3, in the daily newsletter available on its website (http://www.b3.com.br) (“DI Rate”), levied on the Unit Par Value or on the respective Unit Par Value balance, as the case may be, and paid at the end of each Capitalization Period of the First Series Debentures. And, as of November 24, 2020 (inclusive), the First Series Debentures will receive a compensation corresponding to one hundred and sixty-two points seventy-one percent (162.71%) of the DI Rate accumulated variation, levied on the Unit Par Value or on the respective Unit Par Value balance, as the case may be, and paid at the end of each Capitalization Period of the First Series Debentures, as defined in Clause 4.10.3 below, according to the formula indicated in Clause 4.10.1.5 below (“First Series Compensation”).”

(...)

“4.10.1.5 The First Series Compensation shall be calculated according to the following formula:

J = VNe x (DI Factor - 1)

where:

J:       interest unit value due at the end of each Capitalization Period of the First Series Debentures, calculated to eight (8) decimal places without rounding;

VNe: Unit Par Value or the respective Unit Par Value balance, as the case may be, informed/calculated to eight (8) decimal places, without rounding;

DI Factor: Product of DI Rates using the percentage applied from the start date of each Capitalization Period of the First Series Debentures, including, up to the calculation date, exclusive, calculated to eight (8) decimal places, with rounding, calculated as follows:

where:

nDI: Total number of DI Rates, “nDI” being an interger;

k:       Corresponds to the order number of DI Rates, ranging from 1 to nDI;

p:       Percentage of one hundred and six percent (106%) or one hundred and sixty-two points seventy-one percent (162,71%), as the case may be, to be applied on the DI Rate;

TDI: DI rate, order k, expressed per day, calculated with eight (8) decimal places with rounding, calculated as follows:

where:

DI:       DI rate, order k, published by B3, used with two (2) decimal places;

Notes:

1)       The factor resulting from the expression (1 + TDIk x p) will be considered with sixteen (16) decimal places, without rounding.

2)       The daily factors are produced (1 + TDIk x p), with each accumulated daily factor truncating the result to sixteen (16) decimal places, applying the next daily factor, and so on until the latter considered.

3)       Once accumulated, the resulting “Factor DI” with eight (8) decimal places is considered, with rounding.

4)       DI rates should be used considering the same number of decimal places disclosed by the entity responsible for their calculation.”

(...)

“4.10.2       The Unit Par Value or the respective Unit Par Value balance, as the case may be, of the Second Series Debentures will not be subject to adjustment for inflation. From the Date of First Subscription and Payment until November 23, 2020 (inclusive) the Second Series Debentures will receive a compensation corresponding to one hundred and seven percent (107%) of the DI Rate accumulated variation, levied on the Unit Par Value or on the respective Unit Par Value balance, as the case may be, and paid at the end of each Capitalization Period of the Second Series Debentures. And, as of November 24, 2020 (inclusive), the Second Series Debentures will receive a compensation corresponding to one hundred and sixty three point fifty six percent (163,56%) of the DI Rate accumulated variation, levied on the Unit Par Value or on the respective Unit Par Value balance, as the case may be, and paid at the end of each Capitalization Period of the Second Series Debentures, as defined in Clause 4.10.3 below, according to the formula indicated in Clause 4.10.2.5 below (“Second Series Compensation” and, together with the First Series Compensation, “Compensation”).”

(...)

“4.10.2.5. The Second Series Compensation shall be calculated according to the following formula:

J = VNe x (DI Factor - 1)

where:

J:       interest unit value due at the end of each Capitalization Period of the Second Series Debentures, calculated to eight (8) decimal places without rounding;

VNe: Unit Par Value or the respective Unit Par Value balance, as the case may be, informed/calculated to eight (8) decimal places, without rounding;

DI Factor: Product of DI Rates using the percentage applied from the start date of each Capitalization Period of the Second Series Debentures, including, up to the calculation date, exclusive, calculated to eight (8) decimal places, with rounding, calculated as follows:

where:

nDI: Total number of DI Rates, “nDI” being an interger;

k:       Corresponds to the order number of DI Rates, ranging from 1 to nDI;

p:       Percentage of one hundred and seven point forty percent (107.40%) or one hundred and sixty three point fifty six percent (163.56%), as the case may be, to be applied on the DI Rate;

TDI: DI rate, order k, expressed per day, calculated with eight (8) decimal places with rounding, calculated as follows:

where:

DI:       DI rate, order k, published by B3, used with two (2) decimal places;

Notes:

1)       The factor resulting from the expression (1 + TDIk x p) will be considered with sixteen (16) decimal places, without rounding.

2)       The daily factors are produced (1 + TDIk x p), with each accumulated daily factor truncating the result to sixteen (16) decimal places, applying the next daily factor, and so on until the latter considered.

3)       Once accumulated, the resulting “Factor DI” with eight (8) decimal places is considered, with rounding.

4)       DI rates should be used considering the same number of decimal places disclosed by the entity responsible for their calculation.”

(iii)       Holders representing ninety-six point sixty-four percent (96.64%) of the outstanding Debentures, equivalent to one million, one hundred and fifty-nine thousand, six hundred and twenty nine (1,159,629), without registration of dissenting votes or abstentions, approved the increase in the Debentures rates of compensation, authorized the Debentures Compensation payment on the third business day after the respective Debenture Holders’ resolution, thus, amending Clauses 4.10.1.2 and 4.10.2.2, which will become effective with the wording below:

“4.10.1.2. The First Series Compensation will be paid: (i) semiannually on the 10th day of the months of March and September of each year, as of the Issue Date, and the first payment of the First Series Compensation shall be due on March 10, 2019, and the last one shall be due on the Maturity Date of the First Series Debentures; and (ii) in addition to the dates set forth in item (i) above, it shall also be paid on November 24, 2020, as described in table below (“First Series Compensation Payment Date”):

Installment Number	First Series Compensation Payment Date
1	March 10, 2019
2	September 10, 2019
3	March 10, 2020
4	September 10, 2020
5	November 24, 2020
6	March 10, 2021
7	Maturity Date of the First Series Debentures

(...)

4.10.2.2       The Second Series Compensation will be paid: (i) semiannually on the 10th day of the months of March and September of each year, as of the Issue Date, and the first payment of the Second Series Compensation shall be due on March 10, 2019, and the last one shall be due on the Maturity Date of the Second Series Debentures; and (ii) in addition to the dates set forth in item (i) above, it shall also be paid on November 24, 2020, as described in table below (“Second Series Compensation Payment Date” and, together with the First Series Compensation Payment Dates, “Compensation Payment Dates”):

Installment Number	Second Series Compensation Payment Date
1	March 10, 2019
2	September 10, 2019
3	March 10, 2020
4	September 10, 2020
5	November 24, 2020
6	March 10, 2021
7	September 10, 2021
8	March 10, 2022
9	Maturity Date of the Second Series Debentures

(iv)       Holders representing ninety-six point sixty-four percent (96.64%) of the outstanding Debentures, equivalent to one million, one hundred fifty-nine thousand, six hundred twenty nine (1,159,629) Debentures, without registration of dissenting votes or abstentions, approved (a) the change of item “(xi)” of Clause 4.12.1 of the Indenture; (b) the change of item “(xv)” of Clause 4.12.1 of the Indenture; and (c) the change of item “(xvii)” of Clause 4.12.1 of the Indenture, which shall become effective with the following wording:

“4.12.1. (...)

“(xi) spin off, consolidation, merger of the Issuer by another company, without prior and express authorization of the Debenture holders, observing the resolution quorum established in this Indenture, except if the spin off, consolidation or merger meets the requirements provided for in article 231 of the Brazilian Corporation Law and except the Spin Off announced by the Issuer in a material fact published on September 9, 2020”

(...)

“(xv) sale, disposal of, spin off, transfer and/or promise of transfer of the Issuer’s assets, including shares or quotas of controlled companies, with a value higher than the equivalent to twenty per cent (20%), whether individually or in the aggregate, of the Issuer’s owners’ equity, according to the last quarterly financial statement disclosed, except (a) sale, disposal of, spin off, transfer and/or promise of transfer of Issuer’s assets, including shares or quotas of controlled companies, within the Economic Group of the Issuer, (b) sale, disposal of, spin off, transfer and/or promise of transfer of its subsidiary Via Varejo S.A., enrolled with CNPJ/ME under No. 33.041.260/0652-90 and its related assets, or (c) with the prior written consent of the Debenture holders. It should be highlighted that the Spin Off announced by the Issuer in a material fact published on September 9, 2020, is considered a Spin Off within the Issuer’s Economic Group;”

(...)

“(xvii) distribution of dividends and/or payment of interests on own capital (“JCP”) assigned as dividends by the Issuer, above the minimum mandatory dividend provided for in article 202 of the Brazilian Corporation Law, except (a) if there is a prior and express authorization of the Debenture holders; or (b) in case of JCP assigned as dividends, if there is a distribution of net profit of the respective fiscal year in a percentage of up to twenty-six per cent (26%), due to the variation of the Withholding Income Tax (IRRF) rates applicable to the shareholders, under the legislation in force”

(v)         Holders representing ninety-six point sixty-four percent (96.64%) of the outstanding Debentures, equivalent to one million, one hundred and fifty-nine thousand, six hundred and twenty nine (1,159,629) Debentures, without registration of dissenting votes or abstentions, decided to authorize the Company, together with the Trustee to execute all applicable documents, as of the GMD date, including the Amendment to the Indenture, in order to reflect the content of the resolutions passed in this Agenda.

The Company consigns herein that the changes approved in items “ii” and “iii” above shall become effective as of the date hereof, and the effectiveness of the other changes approved above shall be subject to implementation of the Transaction.

The Company informs that this meeting met all procedures requirements and guidance to be held, as determined by ICVM 625, especially by its article 7.

The board Secretary, under article 8, paragraph 2 of ICVM 625, records the attendance of the Debenture holders present, thus, their respective signatures at the end of these minutes is waived.

This Trustee informs that the attendance list was prepared based on the investors’ position regarding 11/13/2020 sent by B3.

Capitalized terms that are not expressly defined herein will have the meaning assigned to them in the Indenture, as applicable.

9.           Closing and Signatures: The opportunity to speak was offered to who wished to use it, but there was no manifestation. There being no further matters to discuss, the meeting was closed and these minutes were drawn up, which being read and agreed, were considered signed by the debenture holders in attendance, as registered by the Secretary under ICVM 625 and signed by the Chairman, Secretary, Trustee’s representative and the Company’s legal representatives, through a digital certificate.

São Paulo, November 19, 2020.

[True copy of the original drawn up in proper book.]

(Page of Signatures of the Minutes of the General Meeting of Debenture Holders of the Sixteenth (16th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira de Distribuição, held on 1st Call on November 19, 2020)

_________________________	_________________________
Frederico Augusto Alonso Chairman	Marcelo Acerbi de Almeida Secretary

(Page of Signatures of the Minutes of the General Meeting of Debenture Holders of the Sixteenth (16th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira de Distribuição, held on 1st Call on November 19, 2020)

Company:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

__________________________________ Name: Title:	__________________________________ Name: Title:

(Page of Signatures of the Minutes of the General Meeting of Debenture Holders of the Sixteenth (16th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira de Distribuição, held on 1st Call on November 19, 2020)

Trustee:

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

__________________________________ Name: Anna Carolina Lopes de Menezes Title: Proxy CPF: 423.589.478-14

Annex I

(Attendance list of debenture holders of the Minutes of the General Meeting of Debenture Holders of the Sixteenth (16th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in Two Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira de Distribuição, held on 1st Call on November 19, 2020)

Debenture Holders in Attendance

BANESTES S/A BANCO DO ESTADO DO ESPIRITO SANTO	28127603000178	6.08%

Herein represented by its officers José Amarildo Casagrande, enrolled with CPF under No. 730.368.627-49 and Fernando Poncio Paiva, through valid voting instructions.

ICATU VANGUARDA RENDA FIXA FI PLUS LONGO PRAZO	05755769000133	0.50%
ICATU VANGUARDA CREDITO PRIVADO FUNDO DE INVESTIMENTO RENDA FIXA LONGO PRAZO	07900255000150	0.72%
ICATU SEG FI RF PREVIDENCIA	07376622000168	1.39%
ICATU SEG FUNDO DE INVESTIMENTO RENDA FIXA CONSERVADOR PREVIDENCIARIO	10157661000189	0.25%
ICATU VANGUARDA GOLD FUNDO DE INVESTIMENTO RENDA FIXA LONGO PRAZO	10756556000166	0.16%
ICATU VANGUARDA FUNDO DE INVESTIMENTO RENDA FIXA PLUS FIFE PREVIDENCIARIO	17329683000128	0.34%
ICATU VANGUARDA FI RF INFLACAO CREDITO PRIVADO LONGO PRAZO	19719727000151	0.80%
ICATU SEG TFO CRED PRIV FIRF PREVIDENCIARIO FIFE	19756401000102	0.12%
ICATU VANGUARDA CREDIT PLUS MASTER FI RENDA FIXA CREDITO PRIVADO	32760072000123	0.17%
ICATU VANGUARDA ABSOLUTO FIFE FUNDO DE INVESTIMENTO PREVIDENCIARIO RENDA FIXA CREDITO PRIVADO	34081211000118	1.25%
ICATU VANGUARDA CREDITO PRIVADO PG FUNDO DE INVESTIMENTO MULTIMERCADO	35609382000130	0.04%
ICATU VANGUARDA MIRANTE FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	36617679000100	0.02%
ICATU VANGUARDA CREDITO PRIVADO INSTITUCIONAL FUNDO DE INVESTIMENTO RENDA FIXA	36521750000156	0.11%

ICATU SEG DURATION FUNDO DE INVESTIMENTO RENDA FIXA	04511286000120	0.58%
ICATU VANGUARDA OUTONO FUNDO DE INVESTIMENTO RENDA FIXA	05061117000107	0.03%

Herein represented by its manager Icatu Vanguarda Gestão de Recursos LTDA., enrolled with CNPJ under No. 68.622.175/0001-20 by its attorney-in-fact Eliana Bruno Pentagna, CPF: 133.352.887-69 through valid voting instructions.

BB ATACADO MISTO FI RENDA FIXA CREDITO PRIVADO	05832360000173	0.37%
BB TOP CREDITO PRIVADO FI RENDA FIXA LONGO PRAZO	06015421000172	0.08%
BB RENDA FIXA CREDITO PRIVADO LP DEDICADO ANS 20 MILHOES FUNDO DE INVESTIMENTO	11839215000117	0.38%
BB TOP RENDA FIXA CREDITO PRIVADO ALTO RENDIMENTO LONGO PRAZO FUNDO DE INVESTIMENTO	18428655000120	0.18%
BB IPDA FI RENDA FIXA LONGO PRAZO CREDITO PRIVADO	23434819000162	0.08%
BB TOP DI RF REFERENCIADO DI CREDITO PRIVADO LP FI	25234711000151	2.00%
BB TOP RF ARROJADO FI RENDA FIXA LONGO PRAZO	03389374000139	5.23%
BB ATACADO MISTO FI RENDA FIXA CREDITO PRIVADO	05832360000173	0.55%
BB TOP CREDITO PRIVADO FI RENDA FIXA LONGO PRAZO	06015421000172	0.18%
BB URANO 1 FI RENDA FIXA	07322826000116	0.42%
BRASILPREV TOP TP FUNDO DE INVESTIMENTO RENDA FIXA	07593967000173	2.06%
BB ECO PLUS FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	17225793000140	0.08%
BB TOP RENDA FIXA CREDITO PRIVADO ALTO RENDIMENTO LONGO PRAZO FUNDO DE INVESTIMENTO	18428655000120	0.07%
BB TOP RF MODERADO FI RENDA FIXA REFERENCIADO DI LONGO PRAZO	01608572000110	0.66%
BB TOP DI RF REFERENCIADO DI LONGO PRAZO FI	00852311000189	1.48%
BB TOP DI RF REFERENCIADO DI CREDITO PRIVADO LP FI	25234711000151	1.14%
BB TOP RF ARROJADO FI RENDA FIXA LONGO PRAZO	03389374000139	0.67%
BB INSTITUCIONAL FI RENDA FIXA	02296928000190	0.19%
BB EXCLUSIVE 11 FI RENDA FIXA CREDITO PRIVADO	03001786000150	0.58%
BB AGATA II FI MULTIMERCADO CP	04592305000190	0.25%

Herein represented by its manager BB GESTAO DE RECURSOS DTVM SA, enrolled with CNPJ under No. 30.822.936/0001-69, represented by its attorneys-in-fact Flávio Mattos G. de Almeida, enrolled with CPF under No. 008.553.037-94 and Marcelo Gusmão Arnosti, enrolled with CPF under No. 246.316.198-13 through valid voting instruction.

BRADESCO FI MULTIMERCADO ALBI	06877816000184	0.03%
BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO LONGO PRAZO PERFORMANCE	06077638000107	1.18%

BRAM FI RF CREDITO PRIVADO	07192391000132	0.17%
BETA FUNDO DE INVESTIMENTO MULTIMERCADO	05231562000160	0.17%
BRADESCO FI RF MASTER II PREVIDENCIA	07187548000131	2.82%
BRADESCO FI MULTIMERCADO AVONPREV	07187775000167	0.01%
BRADESCO FIM FMP T SYSTEM	08674678000161	0.01%
BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO LONGO PRAZO BAOBA	09093891000142	0.02%
BRADESCO H FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO HEALTH CARE PLUS	09522705000143	0.31%
BRADESCO FI MULTIMERCADO TEJO	09523207000115	0.09%
BRADESCO FI RF CREDITO PRIVADO MASTER	10583909000173	7.38%
BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO INVESTIMENTO NO EXTERIOR MAXIM	10977740000136	0.06%
BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO FUNDACAO AMAZONAS SUSTENTAVEL - FAS	09323717000149	0.01%
FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO RHODES	11961206000102	0.17%
BRAM FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO LIVRE	12412818000109	0.67%
BRAM FI RENDA FIXA CREDITO PRIVADO CAPITAL	13400194000164	1.81%
BRADESCO FIM FPP ALM	10985219000140	0.03%
BRADESCO FI RENDA FIXA MASTER III PREVIDENCIA	13401421000176	3.99%
QUARTZ DC PLAN FUNDO DE INVESTIMENTO RENDA FIXA PREVIDENCIARIO	15060253000128	0.08%
BRAM FUNDO DE INVESTIMENTO RENDA FIXA REFERENCIADO DI CORAL	15675431000125	0.54%
BRAM FI RF CP II	15675437000100	0.49%
BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA MALBEC	18000094000164	0.02%
BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA MIRANTE	19602288000100	0.13%
FUNDO DE INVESTIMENTO RENDA FIXA VISAO PREV BRADESCO	20726076000106	0.17%
BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO TIFFANY	21261503000190	0.04%
BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO IE 5WPRESERVACAO	21347613000170	0.05%
BRADESCO FIM CREDITO PRIVADO GRANITO	28321061000170	0.04%
BRADESCO FI RF CREDITO PRIVADO MASTER PREMIUM	28428069000130	0.10%
BRADESCO FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO INVESTIMENTO NO EXTERIOR PHENON	29045618000150	0.07%
BRAM FUNDO DE INVESTIMENTO RENDA FIXA REFERENCIADO DI CORAL II	32312120000110	2.21%
BRAM FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO CAPITAL II	32388077000177	0.15%

BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA GESTAO CREDITO PRIVADO	34109940000135	0.22%
BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA FPP	03256788000190	0.07%
BRAM H FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO MULTI	71586432000174	0.69%
BRADESCO H FUNDO DE INVESTIMENTO RENDA FIXA REFERENCIADO DI CREDITO PRIVADO LONGO PRAZO EXECUTIVO	00322699000106	0.07%
BRADESCO CORPORATE FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	04228545000100	0.21%
BRADESCO FI MULTIMERCADO SUPRE II	04841576000132	0.02%
BRADESCO PRIVATE FI RF CREDITO PRIVADO	04841657000132	0.06%
BRAM PRIVATE FI RF CREDITO PRIVADO	04875006000163	0.11%
BOSCH BRASIL VI FI RF PREVIDENCIARIO LONGO PRAZO	05464910000149	0.03%
BRADESCO FI RENDA FIXA CREDITO PRIVADO CREDIT SELECTION	18959265000187	0.01%
BRADESCO FI RF CREDITO PRIVADO MASTER PREMIUM	28428069000130	0.59%
BRAM FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO VISION	30392659000100	0.01%
BRADESCO FUNDO DE INVESTIMENTO RENDA FIXA GESTAO CREDITO PRIVADO	34109940000135	0.07%

Herein represented by its manager BRAM - BRADESCO ASSET MANAGEMENT S.A. DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS, enrolled with CNPJ/MF under No. 62.375.137/0001-44, by its attorneys-in-fact Ricardo Eleuterio da Silva, enrolled with CPF under No. 175.912.998-40 and Ricardo Augusto Mizukawa, enrolled with CPF under No. 148.206.018-30, through valid voting instructions.

CA INDOSUEZ REIMS FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO INVESTIMENTO NO EXTERIOR	10784326000100	0.09%
CA INDOSUEZ VITESSE FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	11447124000136	2.60%
CA INDOSUEZ DI MASTER FUNDO DE INVESTIMENTO RENDA FIXA REFERENCIADO DI LONGO PRAZO	02536364000116	0.37%
CA INDOSUEZ ICATU PREVIDENCIA FI RF CREDITO PRIVADO	12796193000118	0.45%
CA INDOSUEZ GRAND VITESSE FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	23714047000112	0.16%
CA INDOSUEZ HERITAGE FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	30608389000113	0.01%
CA INDOSUEZ PENSION FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	35844780000130	0.13%

Herein represented by its manager CA INDOSUEZ WEALTH (BRAZIL) S.A. DTVM, enrolled with CNPJ/MF under No. 01.638.542/0001-57, by its attorneys-in-fact André Elias Vasquez Fadul, COF 077.780.567 and Shana Shilling Muller Agostini, CPF: 108.014.287-85, through valid voting instructions.

ICATU VANGUARDA RENDA FIXA FI PLUS LONGO PRAZO	05755769000133	0.50%
ICATU VANGUARDA CREDITO PRIVADO FUNDO DE INVESTIMENTO RENDA FIXA LONGO PRAZO	07900255000150	0.72%
ICATU SEG FI RF PREVIDENCIA	07376622000168	1.39%
ICATU SEG FUNDO DE INVESTIMENTO RENDA FIXA CONSERVADOR PREVIDENCIARIO	10157661000189	0.25%
ICATU VANGUARDA GOLD FUNDO DE INVESTIMENTO RENDA FIXA LONGO PRAZO	10756556000166	0.16%
ICATU VANGUARDA FUNDO DE INVESTIMENTO RENDA FIXA PLUS FIFE PREVIDENCIARIO	17329683000128	0.34%
RIO GRANDE PREVIDENCIARIO I FUNDO DE INVESTIMENTO RENDA FIXA	16687228000131	0.11%
RIO GRANDE PREVIDENCIARIO II FUNDO DE INVESTIMENTO RENDA FIXA	16687215000162	0.49%
ICATU VANGUARDA FI RF INFLACAO CREDITO PRIVADO LONGO PRAZO	19719727000151	0.80%
ICATU SEG TFO CRED PRIV FIRF PREVIDENCIARIO FIFE	19756401000102	0.12%
WM RENDA FIXA PREVIDENCIARIO FUNDOS DE INVESTIMENTO CREDITO PRIVADO	20833938000108	0.76%
FIM CREDITO PRIVADO AGUIA	28321085000129	0.34%
ICATU VANGUARDA CREDIT PLUS MASTER FI RENDA FIXA CREDITO PRIVADO	32760072000123	0.17%
ICATU VANGUARDA ABSOLUTO FIFE FUNDO DE INVESTIMENTO PREVIDENCIARIO RENDA FIXA CREDITO PRIVADO	34081211000118	1.25%
ICATU VANGUARDA CREDITO PRIVADO PG FUNDO DE INVESTIMENTO MULTIMERCADO	35609382000130	0.04%
ICATU VANGUARDA MIRANTE FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	36617679000100	0.02%
ICATU VANGUARDA CREDITO PRIVADO INSTITUCIONAL FUNDO DE INVESTIMENTO RENDA FIXA	36521750000156	0.11%
ICATU SEG DURATION FUNDO DE INVESTIMENTO RENDA FIXA	04511286000120	0.58%
ICATU VANGUARDA OUTONO FUNDO DE INVESTIMENTO RENDA FIXA	05061117000107	0.03%

Herein represented by its manager Icatu Vanguarda Gestão de Recursos Ltda., enrolled with CNPJ under No. 68.622.175/0001-20, by its attorney-in-fact Eliana Bruno Pentagna, through valid voting instructions.

RT ENDURANCE MULTIMERCADO CREDITO PRIVADO - FUNDO DE INVESTIMENTO	10264179000148	1.17%
RT RELIANT MULTIMERCADO CP FI	11419555000199	1.17%
RT DRAGON MULTIMERCADO CREDITO PRIVADO FUNDO DE INVESTIMENTO	29232970000102	1.17%

Herein represented by its manager ITAÚ DTVM S.A., by its attorney-in-fact Marcelo Cortopassi Neto, enrolled with CPF under No. 117.859-47, through valid voting instructions.

SANTANDER FI BALTICO I MULTIMERCADO	06095406000181	0.14%
SANTANDER FI PREV RENDA FIXA	06084861000181	3.84%
SANTANDER FI ABSOLUTO TOP RENDA FIXA	10618964000151	0.52%
SANTANDER PERFORMANCE TOP RF LONGO PRAZO FI	10362008000151	0.40%
SANTANDER FI PRIVATE PREV RENDA FIXA CREDITO PRIVADO	13454211000146	0.89%
SANTANDER FI PRIVATE PREV RENDA FIXA CREDITO PRIVADO	13455278000103	0.13%
SANTANDER FI ANS RENDA FIXA CREDITO PRIVADO	13455189000159	0.60%
MASTER ICATU SEG DYNAMIC CP FI E.C. RF	15453363000150	0.02%
SANTANDER FUNDO DE INVESTIMENTO MASTER RENDA FIXA CREDITO PRIVADO LONGO PRAZO	17138474000105	1.74%
SANTANDER FI PREV II RENDA FIXA	17138364000135	2.99%
SANTANDER FI ANS II RF CREDITO PRIVADO	17138466000150	0.27%
SANTANDER FUNDO DE INVESTIMENTO PREV III RENDA FIXA	23682542000197	0.33%
SANTANDER PREV MASTER RENDA FIXA ATIVO FUNDO DE INVESTIMENTO	30102426000117	0.31%
SANTANDER FI RENDA FIXA	01655956000194	2.52%
SANTANDER FI MADRI MULTIMERCADO CREDITO PRIVADO	03211696000193	0.02%
SANTANDER FI PREV RENDA FIXA	06084861000181	1.64%
SANTANDER FI ABSOLUTO TOP RENDA FIXA	10618964000151	0.12%
SANTANDER PERFORMANCE TOP RF LONGO PRAZO FI	10362008000151	0.12%
SANTANDER FI PRIVATE PREV RENDA FIXA CREDITO PRIVADO	13454211000146	0.19%
SANTANDER FI PRIVATE PREV RENDA FIXA CREDITO PRIVADO	13455278000103	0.03%
SANTANDER FI ANS RENDA FIXA CREDITO PRIVADO	13455189000159	0.18%
MASTER ICATU SEG DYNAMIC CP FI E.C. RF	15453363000150	0.00%
SANTANDER FUNDO DE INVESTIMENTO MASTER RENDA FIXA CREDITO PRIVADO LONGO PRAZO	17138474000105	0.53%
SANTANDER FI PREV II RENDA FIXA	17138364000135	0.65%

SANTANDER FI ANS II RF CREDITO PRIVADO	17138466000150	0.08%
SANTANDER FI EXCELENCIA MASTER MULTIMERCADO CREDITO PRIVADO LONGO PRAZO	19550100000110	0.11%
SANTANDER FUNDO DE INVESTIMENTO PREV III RENDA FIXA	23682542000197	0.07%
SANTANDER PREV MASTER RENDA FIXA ATIVO FUNDO DE INVESTIMENTO	30102426000117	0.07%
SANTANDER RF CRED PRIV DINAMICO FI	34476006000151	0.13%
SANTANDER FI RENDA FIXA	01655956000194	0.77%
FI MULTIMERCADO AGNES I	04885403000116	0.11%

Herein represented by its manager Santander Brasil Gestão de Recursos Ltda., enrolled with CNPJ under No. 10.231.177/0001-52, by its attorney-in-fact Paulo Cesar de Melo Hanaoka, enrolled with CPF under No. 933.373.371-04.

MONGERAL AEGON RENDA FIXA PREVIDENCIA CREDITO PRIVADO FI	11961080000168	0.17%
MONGERAL QP2 FIM	22014387000178	0.03%

Herein represented by its manager MONGERAL AEGON INVESTIMENTOS LTDA, by its attorney-in-fact Arthur Mattos Pinto Basto dos Santos, enrolled with CPF under No. 090.436.037-75 and Claudio Menezes Wanderley Pires, enrolled with CPF under No. 014.503.647- 21, through voting instructions.

SPARTA TOP MASTER CREDITO PRIVADO FUNDO DE INVESTIMENTO RENDA FIXA LONGO PRAZO	14188164000107	0.03%
SPARTA PREVIDENCIA FIFE ICATU FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	30869395000124	0.00%
SPARTA PREVIDENCIA MASTER FIRF CP	31962100000122	0.03%
SPARTA ANS FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	32225995000185	0.00%
SPARTA PREVIDENCIA FIFE D60 FIRF CREDITO PRIVADO	35927331000156	0.01%
SPARTA TOP INFLACAO MASTER FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO LONGO PRAZO	38026869000188	0.00%

Herein represented by its manager SPARTA ADMINISTRADORA DE RECURSOS LTDA, enrolled with CNPJ under No. 72.745.714/0001-30, by its attorney-in-fact Arthur Duarte Nehmi, enrolled with CPF under No. 316.601.198-63, through voting instructions.

SANTANDER RENDA FIXA REFERENCIADO DI FUNDO DE INVESTIMENTO	01630558000113	10.26%

SANTANDER RENDA FIXA REFERENCIADO DI FUNDO DE INVESTIMENTO	01630558000113	3.11%

Herein represented by its manager SANTANDER BRASIL ASSET MANAGEMENT S.A., enrolled with CNPJ under No. 10.977.742/0001-25, by its attorney-in-fact Luis Carlos Sette, enrolled with CPF under No. 143.866.838-44.

_________________________	_________________________
Frederico Augusto Alonso Chairman	Marcelo Acerbi de Almeida Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.